

March 15, 2013

Via E-mail
Rick Mooers
Chairman
xG Technology, Inc.
240 S. Pineapple Avenue, Suite 701
Sarasota, FL 34236

     Re: **xG Technology, Inc.**
              Registration Statement on Form S-1
              Filed March 7, 2013
              File No. 333-187094

Dear Mr. Mooers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 4 in our letter dated February 15, 2013; however, we note you did not file copies of the specific equipment purchase, reseller and teaming agreements as exhibits to the registration statements, and rather filed a form of purchase agreement as Exhibit 10.1 to the Form S-1. We note your disclosure on pages 31 and 56 that you recently entered into numerous purchase and reseller agreements, including entering into equipment purchase agreements and engineering service agreements with entities affiliated with an incoming director of the company, Mr. Larry Townes. As noted in our prior comment 4, these agreements appear to be material exhibits required to be filed by Item 601(b)(10) of Regulation S-K. Please revise your registration statement to file these agreements as exhibits.

Critical Accounting Policies

Intangible Assets, page 35

2.   Please expand your critical accounting policy to describe the significant estimates and assumptions involved in determining the net realizable value of your capitalized software costs and clarify why these estimates and assumptions bear a risk of change.

Management, page 62

3.   We note your disclosure on page 62 that it is intended for Messrs. Hoffman, Sidney and Townes to be appointed as directors upon the effectiveness of this registration statement on Form S-1. Please confirm whether you will file written consents from the prospective directors as exhibits to the registration statement pursuant to Rule 438 of the Securities Act.

Executive Compensation, page 69

4.   We note your response to comment 10 in our letter dated February 15, 2013. Please revise your tabular disclosure on pages 73-74 so that the tables are consistent with the disclosure requirements in Item 402(p) and (r) of Regulation S-K. For example, in your tabular disclosure provided on page 74, for awards of options to your current directors, provide the aggregate grant date fair value of the option awards as required by Item 402(r)(2)(iv) of Regulation S-K.

5.   We note your response to comment 11 in our letter dated February 15, 2013. However, we note you did not provide narrative disclosure related to the pre-established goals of revenue growth, budgetary adherence and technical milestones. Please revise your disclosure to provide the specific milestones attributed to each performance objective. In addition, disclose the weighting of these performance objectives as determined by your CEO and CFO.

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Intangible Assets, page F-7

6.   Please revise to describe your accounting policy for product enhancements.

Note 5. Intangible Assets, page F-11

7.   We note your response to comments 14 and 15 in our letter dated February 15, 2013. You state that during 2010 and 2011, the costs of the data enhancements to the BSN250 and TX70 were capitalized and amortized once sold to the US Army in 2011. Please tell us how you assessed the net realizable value of unamortized costs relating to the BSN250 and TX70 at 12/31/2011 and 2012 in accordance with ASC 985-20-35-4. You also state that you estimate the useful life of your capitalized software to correspond to projected cash flows related to the sale of the BSN250. Please tell us about the cash flows that support the estimated useful life of five years and how this relates to the fact that you have not recognized any revenue on these products since the sale to the US Army in 2011.

8.   Please tell how you assessed the net realizable value of the capitalized software costs relating to your xMOD and related products at 12/31/2011 and 12/31/2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Senior Staff Accountant at (202) 551-3363, or Terry French, Accountant Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        David Danovitch